Exhibit 17

James C. Czirr

Jordan Balencic
Chairman True Nature Holding, Inc. (TNTY)
July 5, 2018

It is with a great deal of regret that I inform you that I resign from TNTY’s board of directors effectively immediately . As you know I am both a general partner of a fund with a substantial investment in GALT, and founder and director of GALT. As a result of GALT’s drug GR-MD-02 demonstrating in a phase II human trial the ability to prevent cirrhosis patients from developing varices while at the same time reducing Hepatic Venous Pressure Gradient GALT has embarked on finding a strategic partner, and or a buyer for either the drug or the company.

Between my obligations to the two previously mentioned entities I have determined that I will not have the time going forward to perform the duties of a director of TNTY in a manner that the shareholders deserve. It is for this reason I am resigning as a director immediately.

It has been a pleasure to work with you and I wish you and all others at TNTY success as you embark on your new direction.

Best Regards,

/s/ James C. Czirr
James C. Czirr